GERALD S. GREENBERG
513/357-9670
greenberg@taftlaw.com

August 13, 2008

VIA FEDERAL EXPRESS AND EDGAR

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street NW

Washington, DC 20549

Re:                            Globalstar, Inc.

Form 10-K for Fiscal Year ended December 31, 2007

Form 10-K/A filed March 17, 2008

Form 10-Q for the Quarterly Period Ended March 31, 2008

File No. 001-33117

Dear Mr. Spirgel:

On behalf of Globalstar, Inc. (the “Company”), we are responding to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 25, 2008 related to the above-referenced Annual Report on Form 10-K (the “Form 10-K”) and Quarterly Report on Form 10-Q (the “Form 10-Q”).

The numbered paragraphs and headings below correspond to the headings set forth in the comment letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meanings given to such terms in the Form 10-K or the Form 10-Q.

Form 10-K for the Fiscal Year Ended December 31, 2007

Globalstar System, Property and Equipment, page 58

1.              We note your response to prior comment 1. In future filings, please enhance your discussion of critical accounting policies and estimates to address the significance of your growth assumptions with respect to Simplex subscribers in relation to undiscounted cash flows that are derived for determining the recoverability of the cost of your second-generation constellation.

The Company has revised its disclosure in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed with the SEC on August 11, 2008 (the “June 30 10-Q) to include the foregoing information.  The Company also intends to include this information in future filings.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Note 13, Subsequent Events, page 13

Convertible Notes Offering, page 14

Common Stock Offering and Share Lending Agreement, page 14

2.             We note your response to prior comment 6 have the following comments:

•                 Please provide us with a detailed analysis of your accounting for these transactions, including your evaluation of the convertible notes, common stock offering and share lending agreement. Also, please disclose in detail the accounting treatment for these transactions in your next Form 10-Q. The evaluation should refer to your basis in the accounting literature that supports your accounting.

Please see the revised disclosure in the June 30 10-Q.

The 5.75% convertible senior notes (the “Notes”) include certain features that represent potential embedded derivatives which must be evaluated under the provisions of SFAS 133 for separation from the host contract. The following paragraphs summarize the Company’s evaluation and conclusions.

The Company identified the following potential embedded derivatives:

(1)          Option of the Company to Redeem the Notes after April 1, 2013 (“Call Option”)

(2)          Option of the Note holders to make the Company repurchase the Notes on certain specified dates (“Put Option 1”)

(3)          Conversion option

(4)          Option of the Holders of the Notes to make the Company repurchase the Notes upon a Fundamental Change (“Put Option 2”)

(5)          Make Whole premium adjustment if conversion option is exercised by the Note holders as a result of certain activities constituting a Fundamental Change

(6)          Interest make whole premium to be paid to the holders of the Notes who convert their Notes prior to April 1, 2011

(7)          Share Lending agreement

The Company evaluated each of the features above to determine if they met the criteria of paragraph 12 of SFAS 133 to be bifurcated from the debt host and accounted for separately as derivatives.

(1)         Option of the Company to Redeem the Notes after April 1, 2013 (“Call Option”)

Description of the feature

This feature allows the Company to redeem the Notes for cash at any time beginning April 1, 2013. The redemption price of a Note will be 100% of the principal amount of the Note, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Evaluation of the requirements of SFAS 133

SFAS 133 does not require call or put options that are clearly and closely related to the host contract to be bifurcated from the host contract and accounted for separately (paragraph 12(a)). Paragraph 61(d) of SFAS 133 indicates that call and put options that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to a debt instrument unless (A) (1) the debt involves a substantial premium or discount and (2) the put or call option is only contingently exercisable, and (B) the call options (or put options) are also considered to be clearly and closely related to the debt host contract under paragraph 13 of SFAS 133. The Company concluded that, because the host debt does not involve a substantial premium or discount, this call feature is considered to be clearly and closely related to the debt as long as the call feature meets the requirements of paragraph 13 of SFAS 133.

Paragraph 13(a) of SFAS 133 questions whether the hybrid instrument could contractually be settled in such a way that the investor (holder) would not recover substantially all of its initial recorded investment. With respect to the Notes, the debt is to be redeemed for 100% of the principal amount of the Notes, plus accrued and unpaid interest.

Paragraph 13(b) of SFAS 133 questions:

(i)                 Is there a possible future interest rate scenario under which the embedded derivative would at least double the investor’s initial rate of return on the host contract; and

(ii)              For each of the possible interest rate scenarios under which the investor’s initial rate of return on the host contract would be doubled, would the embedded derivative at the same time result in a rate of return that is at least twice what otherwise would be the then-current market return?

The Notes’ Call Option does not result in a future interest rate scenario under which the embedded derivative would at least double the investor’s initial rate of return on the host contract. In addition, pursuant to the Derivative Implementation Group’s (“DIG”) Issue No. B39, the provisions of paragraph 13(b) do not apply to an embedded call option in a hybrid instrument containing a debt host contract if the right to accelerate the settlement of the debt can be exercised only by the debtor (issuer/borrower). Consequently, the Company concluded that the Call Option was considered to be clearly and closely related to the Notes.

Conclusion

The Company concluded that the Call Option is clearly and closely related to the host debt and not accounted for separately under SFAS 133.

(2)          Option of the Note holders to make the Company repurchase the Notes on certain specified dates (“Put Option 1”)

Description of feature

Put Option 1 allows the holders of the Notes to require the Company to purchase for cash all or any portion of their Notes on each of April 1, 2013, April 1, 2018 and April 1, 2023. If Put Option 1 is exercised, the Company will be required to purchase the Notes at a purchase price equal to 100% of the principal amount plus accrued and unpaid interest.

Evaluation of requirements of SFAS 133

Similar to the Call Option, the Company also considers Put Option 1 to be clearly and closely related to the host debt in accordance with paragraphs 12, 13 and 61(d) of SFAS 133.

Conclusion

The Company concluded that Put Option 1 is clearly and closely related to the host debt and not accounted for separately under SFAS 133.

(3)         Conversion option

Description of feature

The holders of the Notes may convert their Notes into common stock of the Company at any time through the maturity date of the Notes. If the holders surrender their Notes for conversion, they will receive, in respect of each $1,000 principal amount of Notes surrendered for conversion, a number of shares of the Company’s common stock computed based upon a formula based upon the Company’s stock price over the 40 days preceding the conversion date (as defined in the Indenture).

Evaluation of requirements of SFAS 133

Paragraph 61(k) of SFAS 133 indicates that if a debt security that is convertible into a specified number of shares of the debtor’s common stock or another entity’s common stock, the conversion option must be separated from the debt host contract and accounted for as a derivative instrument if the conversion option would, as a freestanding instrument, be a derivative instrument subject to the requirements of SFAS 133. As a result, the conversion option was deemed to be not clearly and closely related to the debt instrument. As per the provisions of Par. 12(b) of SFAS 133, the embedded derivative is bifurcated from the host instrument if the hybrid instrument that embodies both the embedded derivative and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur. The Company has not elected to present the hybrid instrument at fair value under the provisions of SFAS 155. In applying paragraph 12(c) of SFAS 133, the Company concluded that the conversion option meets all characteristics of a derivative instrument.

However, SFAS 133 does not require bifurcation of the conversion option from the convertible debt if the conversion option would be classified as an equity instrument of the Company on a standalone basis (paragraph 11(a)). Paragraph 11 (a) of SFAS 133 indicates that certain contracts are not considered to be derivative instruments for the purposes of bifurcation from the host contract. These contracts include contracts issued or held by the Company that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position. In order to determine whether the conversion option is indexed to the Company’s stock and is classified in the stockholders’ equity in the Company’s financial position, it is evaluated against the provisions of EITF 01-6 and EITF 00-19, respectively.

Evaluation of requirements of EITF 01-6

As per the provisions of EITF 01-6, an instrument is considered indexed to a Company’s own stock within the meaning of EITF 00-19 if (1) the contingency provisions are not based on (a) an observable market other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. The Company concluded that the conversion option is indexed to the Company’s stock in accordance with the provisions of EITF 01-6.

Evaluation of requirements of EITF 00-19

Under Paragraph 8 of EITF 00-19, contracts that require physical settlement or net-share settlement, or contracts that give the Company a choice of net-cash settlement may be classified as equity assuming that all the criteria set forth in paragraphs 12-32 have been met. The terms of the conversion option allow the Company to deliver cash in lieu of all or portion of the conversion shares.

In addition to the provisions of paragraph 8 in EITF 00-19 discussed above for determining classification of derivative instruments indexed to, and potentially settled in,  the Company’s own stock, paragraphs 12 through 32 of EITF 00-19 provide additional requirements for equity classification. However, for purposes of evaluating under SFAS 133 whether an embedded derivative indexed to the Company’s own stock would be classified in stockholders’ equity if freestanding, the additional requirements of paragraphs 12 through 32 of EITF 00-19 do not apply if the hybrid instrument is conventional convertible debt in which the holder may only realize the proceeds of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). However, the requirements of paragraphs 12 through 32 of EITF 00-19 do apply when an issuer is evaluating whether any other embedded derivative instrument qualifies for the scope exception in paragraph 11(a) of SFAS 133. Because the terms of the Notes do not provide for a fixed number of shares to be issued upon conversion, the debt is not considered to be “conventional” (as described above) and consequently the requirements of paragraphs 12 through 32 of EITF 00-19 do apply. The Company believes that this conclusion is further supported by the provisions of paragraph 8 of EITF 05-2.

The Company evaluated the conversion option against the requirements of paragraphs 12 through 32 of EITF 00-19 to determine if it should be classified as a component of stockholders’ equity in the Company’s financial statements. All of the conditions specified under paragraph 12 through 32 must be met for the contract to be classified as equity.

1.              Any provisions that would require net cash settlement would preclude classification as equity. (Paragraph 12)

There are no provisions related to the conversion option that would require net-cash settlement.

2.              The contract permits the Company to settle in unregistered shares. (Paragraphs 13 — 18)

                      All shares issuable upon conversion of the Notes are registered.

3.              The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. (Paragraph 19)

In April 2008, the Company had over 800 million shares of common stock authorized for issuance and approximately 85 million shares of common stock issued and outstanding. After considering shares reserved for issuance under employee stock incentive plans and all other existing commitments, the Company concluded that sufficient shares of common stock were available and share settlement was considered to be within the control of the Company.

4.              The contract contains an explicit limit on the number of shares to be delivered in a share settlement. (Paragraphs 20 - 24)

The holders may convert the Notes into shares of Company common stock at an initial conversion price of $6.02 per share or 166.1820 shares per $1,000 principal amount of Notes. The conversion rate per $1,000 principal amount of Notes cannot exceed 240.9638 shares. The maximum number of shares that could be issued to satisfy the conversion provision of the Notes is approximately 36.1 million shares.

5.              There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC. (Paragraph 25)

There are no such requirements in the contract.

6.              There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). (Paragraph 26)

There are no cash settled “top-off” or “make-whole” provisions. There are only stock settled “make-whole” provisions in the event of the holders convert as a result of certain fundamental changes (certain corporate transactions described in the Notes).

7.              The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. (Paragraph 27 - 28)

There are provisions within Notes where the holder may receive cash in settlement only under circumstances constituting a fundamental change or change in control where all holders of common stock would receive cash as well. This does not preclude equity classification.

8.              There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. (Paragraph 29 — 31)

There are no such provisions in the Notes.

9.              There is no requirement in the contract to post collateral at any point or for any reason.

There are no such provisions in the Notes.

Conclusion

In summary, the Company concluded that the conversion option is both (1) indexed to the Company’s common stock because it meets the provisions of EITF 01-6 and (2) classified in stockholders’ equity in the Company’s statement of financial position because it meets the provisions of EITF 00-19. As a result, the Company believes that the conversion option is excluded from the scope of SFAS 133 in accordance with the provisions of paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument.

(4)            Option of the Holders of the Notes to make the repurchase the Notes upon a Fundamental Change (“Put Option 2”)

Description of the feature

If a fundamental change (certain corporate events leading to a change in control) as described in the Notes occurs, each holder will have the right to require the Company to purchase for cash all or any portion of the holder’s Notes at a price equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest.

Evaluation of requirements of SFAS 133

Similar to the Call Option and Put Option 1, the Company concluded that this feature is also clearly and closely related to the host debt in accordance with paragraph 12, 13 and 61(d) of SFAS 133.

Conclusion

The Company concluded that Put Option 2 is clearly and closely related to the debt host and not accounted for separately under SFAS 133.

(5)         Make-Whole premium adjustment if conversion option is exercised by the Note holders as a result of certain activities constituting a Fundamental Change.

Description of the feature

If, on or prior to April 1, 2013, certain transactions constituting a change of control (as defined in the Notes) or a termination of trading, defined as a “make-whole fundamental change,” occur and a holder elects to convert its Notes in connection with the make whole fundamental change, the Company will pay a make whole premium by increasing the applicable base conversion rate for the Notes surrendered for conversion as required below.

The number of additional shares by which the applicable base conversion rate will be increased will be determined by reference to the applicable table in the Notes’ indenture and is based on the date on which the make whole fundamental change becomes effective and the price paid, or deemed paid, per share of the Company’s common stock in the make whole fundamental change, subject to adjustments as described in the Notes’ indenture.

Evaluation of requirements of SFAS 133

In order to determine whether this feature needs to be bifurcated, the Company assessed whether this feature could be excluded from bifurcation from the debt host contract under the provisions of Par. 11(a) of the SFAS 133. As mentioned in earlier, in order to be excluded, the feature would need to be both (1) indexed to the Company’s own stock and (2) classified in stockholders’ equity in the Company’s statement of financial position. For purposes of determining if a contract is indexed to the Company’s own stock, the Company considered the provisions of EITF 01-6.

Evaluation of requirements of EITF 01-6

The make-whole premium is intended to compensate the holders of the Notes for the lost value attributable to the convertibility feature in the event of certain change of control events prior to April 1, 2013. The Notes’ indenture contains a table which adjusts the conversion rate on a sliding scale based on the stock price paid by an acquirer in the event of a fundamental change. The amount of this make-whole premium declines as the stock price paid rises and also the date of fundamental change approaches April 1, 2013. Stock prices paid by an acquirer above $100.00 or less than $4.15 result in no make-whole premium. The maximum number of shares issued under the make-whole premium is still fixed at 36,144,570. The make-whole premium as a result of certain change of control events is a contingent conversion feature. The contingency for the conversion is not (1) based upon an observable market or (2) an observable index other than those calculated or measured solely by the reference to the Company’s own operations. Further, once the contingent event, i.e., change in control has occurred, the instrument’s settlement amount is based upon solely on the Company’s common stock. Consequently, the Company concluded that the make-whole conversion premium is indexed to the Company’s own common stock and it should be evaluated under EITF 00-19 to determine whether it would be classified as equity if it were freestanding.

Evaluation of the requirements of EITF 00-19

The make-whole premium is a contingent conversion feature that results in a modification of the conversion option. The Company concluded that the conversion option met the provisions of EITF 00-19 for equity classification as described earlier.

Conclusion

As a result, the Company concluded that the make-whole premium is excluded from the scope of SFAS 133 in accordance with the provisions of paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument.

(6)   Interest make whole premium to be paid to the holders of the Notes who convert their Notes prior to April 1, 2011

Description of the feature

Holders who convert their Notes prior to April 1, 2011 will receive, in addition to a number of shares of the Company’s common stock calculated at the applicable base conversion rate for the principal amount of the Notes being converted, or cash in lieu of all or a portion of the shares, the cash proceeds, subject to the limitation described below, from sale by the escrow agent of the portion of government securities in the escrow account that are remaining with respect to any of the first six interest payments that have not been made on the Notes being converted, which is referred to as the early conversion make whole amount; provided that if a holder converts Notes after the close of business on any regular record date but prior to the next interest payment date, the government securities with respect to the Notes being converted relating to the pro rata amount of interest payable on such interest payment date and that will mature immediately prior to the applicable interest payment date shall be excluded from such sale and from the early conversion make whole amount since the proceeds thereof will be paid to such holder on such interest payment date.

Evaluation of requirements of SFAS 133

In applying Par.13(b) to the provision allowing an interest make-whole premium, the Company determined that it required bifurcation and therefore separation from the host debt contract. With the assistance of the Company’s underwriter, Merrill Lynch, the Company estimated the fair value of the interest make-whole premium to be immaterial. As a result, the Company made no adjustment to reflect this feature as a derivative.

Conclusion

The Company concluded that the contingent interest would be considered to be an embedded derivative that should be recorded a fair value. However, the Company estimated the fair value of the interest make-whole premium to be immaterial and no adjustment was made to reflect this feature as a derivative.

(7)   Share Lending Agreement

Description of the feature

Concurrently with the offering of the Notes, on April 10, 2008, the Company entered into a share lending agreement (the “Share Lending Agreement”) with Merrill Lynch International (the “Borrower”), through Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agent for the Borrower (in such capacity, the “Borrowing Agent”), pursuant to which the Company agreed to lend up to 36,144,570 shares of its common stock to the Borrower (the “Borrowed Shares”), subject to certain adjustments set forth in the Share Lending Agreement, for a period ending on the earliest of (i) the date the Company notifies the Borrower in writing of its intention to terminate the Share Lending Agreement at any time after the entire principal amount of the Notes ceases to be outstanding and the Company has settled all payments or deliveries in respect of the Notes (as the settlement may be extended pursuant to market disruption events or otherwise pursuant to the Indenture), whether as a result of conversion, redemption, repurchase, cancellation, at maturity or otherwise, (ii) the written agreement of the Company and the Borrower to terminate, (iii) the occurrence of a Borrower default, at the option of Lender, and (iv) the occurrence of a Lender default, at the option of the Borrower. Pursuant to the Share Lending Agreement, upon the termination of the share loan, the Borrower must return the Borrowed Shares to the Company. The only exception would be that, if pursuant to a merger, recapitalization or reorganization, the Borrowed Shares were exchanged for or converted into cash, securities or other property (“Reference Property”), the Borrower would return the Reference Property.  In no event will the Borrower retain the Borrowed Shares.

On April 10, 2008, the Company entered into an underwriting agreement (the “Equity Underwriting Agreement”) with the Borrower and the Borrowing Agent. Pursuant to and upon the terms of the Share Lending Agreement, the Company has or will issue and lend the Borrowed Shares to the Borrower as a share loan. The Borrowing Agent also is acting as an underwriter (the “Equity Underwriter”) with respect to the Borrowed Shares, which have been or will be offered to the public. The sale of the Borrowed Shares was registered under the S-3 (33-149798).

The Company will not receive any proceeds from the sale of the Borrowed Shares pursuant to the Share Lending Agreement but will receive a lending fee of $0.0001 per share for each share of Common Stock that it loans to the Borrower pursuant to the Share Lending Agreement. The Borrower will receive all of the proceeds from the sale of Borrowed Shares pursuant to the Share Lending Agreement.

The holders of the Borrowed Shares will have all the rights of a holder of the Company’s outstanding shares, including the right to vote the shares on all matters submitted to a vote of the Company’s stockholders and the right to receive any dividends or other distributions that the Company may make. However, under the Share Lending Agreement, the Borrower has agreed:

•      To pay, within one business day after the relevant payment date, to the Company an amount equal to any cash dividends that the Company pays on the Borrowed Shares; and

•      To pay or deliver to the Company, upon termination of the loan of Borrowed Shares, any other distribution, in liquidation or otherwise, that the Company makes on the Borrowed Shares.

Evaluation of requirements of SFAS 133

The Company determined that the share lending transaction which was entered into concurrently with the Convertible Notes was not a derivative in its entirety. In order to determine whether this feature needs to be bifurcated, the Company assessed whether this feature could be excluded from bifurcation from the debt host contract under the provisions of Par. 11(a) of SFAS 133. As mentioned earlier, in order to be excluded the feature would need to be both (1) indexed to the Company’s own stock and (2) classified in stockholders’ equity in the Company’s statement of financial position. For purposes of determining if a contract is indexed to the Company’s own stock, the Company considered the provisions of EITF 01-6

Evaluation of requirements of EITF 01-06

As per the provisions of EITF 01-6, an instrument is considered indexed to a Company’s own stock within the meaning of EITF 00-19 if (1) the contingency provisions are not based on (a) an observable market other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operation, and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. Under the share lending agreement, the Company will lend the Borrowed Shares as a share loan. These Borrowed Shares will be returned to the Company upon the earliest of the conditions described above. The Company concluded that the share lending agreement was indexed to the Company’s stock.

Evaluation of the requirements of EITF 00-19

Under Paragraph 8 of EITF 00-19, contracts that require physical settlement or net-share settlement, or contracts that give the Company a choice of net-cash settlement may be classified as equity assuming that all the criteria set forth in paragraphs 12-32 have been met. Under the terms of the share lending agreement the Borrower is required to return the Borrowed Shares to the Company upon termination of the share loan.

In addition to the provisions of paragraph 8 in EITF 00-19 discussed above for determining classification of derivative instruments indexed to, and potentially settled in, a Company’s own stock, paragraphs 12 through 32 of EITF 00-19 provide additional requirements for equity classification.

The Company evaluated the Share Lending Agreement against the requirements of paragraphs 12 through 32 of EITF 00-19 to determine if it should be classified as a component of stockholders’ equity in the Company’s financial statements. All of the conditions specified under paragraphs 12 through 32 must be met for the contract to be classified as equity.

1.     Any provisions that would require net cash settlement would preclude classification as equity. (Paragraph 12)

There are no provisions related to the share lending agreement that would require net-cash settlement. Pursuant to the Share Lending Agreement, upon the termination of the share loan, the Borrower must return the borrowed shares to the Company. The only exception would be that, if pursuant to a merger, recapitalization or reorganization, the borrowed shares were exchanged for Reference Property; the Borrower would return the Reference Property. The Company concluded that this condition does not preclude classification of the instrument as equity in accordance with the provisions of paragraph 27 of EITF 00-19 as further described below.

2.     The contract permits the Company to settle in unregistered shares. (Paragraphs 13 – 18)

All Borrowed Shares under the Share Lending Agreement are registered.

3.     The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. (Paragraph 19)

The Company had registered all the Borrowed Shares at the inception of the Share Lending Agreement. The Borrower will return the Borrowed Shares to the Company at the end of the share loan period.

4.     The contract contains an explicit limit on the number of shares to be delivered in a share settlement. (Paragraphs 20 - 24)

The maximum number of shares that the Borrower may borrow is fixed at the inception the agreement.

5.     There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC. (Paragraph 25)

There are no such requirements in the contract.

6.     There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). (Paragraph 26)

There are no cash settled “top-off” or “make-whole” provisions.

7.     The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. (Paragraph 27 - 28)

There are no provisions related to the Share Lending Agreement that would require net-cash settlement. Pursuant to the Share Lending Agreement, upon the termination of the share loan, the Borrower must return the Borrowed Shares to the Company. The only exception would be that, if pursuant to a merger, recapitalization or reorganization, the Borrowed Shares were exchanged for Reference Property, the Borrower would return the Reference Property. The Company concluded that this condition does not preclude classification of the instrument as equity in accordance with the provisions of paragraph 27 of EITF 00-19.

8.     There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. (Paragraph 29 – 31)

There are no such provisions in the contract.

9.     There is no requirement in the contract to post collateral at any point or for any reason. (Paragraph 32)

There are no such provisions in the contract.

Conclusion

In summary, the Company concluded that Share Lending Agreement is both (1) indexed to the Company’s stock because it meets the provisions of EITF 01-6 and (2) classified in stockholders’ equity in the Company’s statement of financial position because it meets the provisions of EITF 00-19. As a result, the share lending agreement is excluded from the scope of SFAS 133 in accordance with the provisions of paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument.

Disclosure

The Company will add the following to its existing disclosures related to the accounting treatment of these transactions and its basis in accounting literature in its future filings:

The Company evaluated the various embedded derivatives within the Indenture and Share Lending Agreement for bifurcation from the Notes under the provisions of FASB’s Statement of Financial Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), Emerging Issues Task Force Issue No. 01-6, “The Meaning of Indexed to a Company’s Own Stock” (“EITF 01-6”) and Emerging Issues Task Force Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”). Based upon its detailed assessment, the Company concluded that these embedded derivatives were either (i) excluded from bifurcation as a result of being clearly and closely related to the host debt or are indexed to the Company’s stock and would be classified in stockholders’ equity if freestanding or (ii) the fair value of the embedded derivatives was estimated to be immaterial.

•      Please tell us whether you assigned a fair value to the share lending agreement. If so, tell us how you determined the fair value and how you allocated the proceeds of the notes to the share lending agreement (ie. whether based on relative fair values). If not, tell us why the share lending agreement was not required to be fair valued. In this regard, it does not appear that the share lending agreement was at a market rate (or a rate that a share lender would normally charge a borrower for shares with similar liquidity) and thus, any allocated amounts would create a further discount on the convertible debt. Refer to your basis in the accounting literature.

The Share Lending Agreement was entered into concurrently with the Notes. The terms of the Notes and the Share Lending Agreement were cross conditioned and the Share Lending Agreement would not exist on its own on a stand alone basis in this transaction. The Borrowed Shares were loaned to the Borrower who then made these shares available to the Note holders in exchange for a fee to cover its costs. This cost of borrowing the Company’s shares was implicit in the interest rate on the Notes. As a part of its evaluation of fair value, the Company assessed whether the Share Lending Agreement was similar in substance to an independent Share Lending Agreement with a third party. A Share Lending Agreement entered into with a third party involves an opportunity cost for the loaned shares and a profit motive on the part of the lender to maximize its returns on the shares that it holds. In comparison, there is no such opportunity cost and profit motive present in the Borrowed Shares loaned by the

Company. Unlike an independent third party, the Company does not have an alternate use for the Borrowed Shares and it is not in the business of loaning its shares. In evaluating the fair value of the Share Lending Agreement, the Company considered its economic costs of providing the Share Lending Agreement. In this regard, the Company considered the Borrower’s obligation to return any dividends that are declared on the underlying shares. The Company has not declared any dividends to date and does not plan to do so in the near future. However, if the Company were to declare any dividends, the Borrower would be obligated to return the dividends paid to the Company in full. In further analyzing its costs associated with the Share Lending Agreement, the Company noted that although the Borrowed Shares loaned carry voting rights, the impact of these voting rights is immaterial because, after giving effect to the issuance of the Borrowed Shares, approximately 45% of the Company’s outstanding shares are beneficially owned by the Company’s Chairman and Chief Executive Officer. The Company determines this to be effective control. The Company also considered any dilution on the earnings per share as a result of the issuance of the loaned shares. Since the share loan is effectively an implied forward purchase contract as described under Par. 25 of SFAS 150, the shares are not considered outstanding for the purpose of computing and reporting the Company’s earnings per share. Other costs related to the Share Lending Agreement such as providing the trading platform and administrative costs relating to the contract by the Borrower are implicit in the coupon paid by the Company. The borrower in the market place is aware of these differences in the costs of the Company and an independent third party and would use this knowledge in the determination of price. In other words, the price that a borrower is willing to pay in the market will be different if the lender was the issuer or an independent third party. In further assessing the fair value of its Share Lending Agreement, the Company looked to similar transactions in the marketplace where the lender was the issuer Company. Issuers generally do not lend their shares as a stand alone transaction. However, share lending agreements executed in conjunction with convertible notes have existed in the marketplace as an integrated financial product. The Company looked at a number of similar arrangements executed recently and over the past four years. The share lending fees in all those arrangements represented a lending fee that was immaterial in relation to the value of the shares loaned over the life of the share lending agreement.

The Company made its assessments with respect to fair value of the Share Lending Agreement by reviewing the framework for measuring fair value under SFAS 157. The Company is lending its shares to the Borrower and the use of the Share Lending Agreement is limited to the Borrower. The Borrower may not assign its rights under the Share Lending Agreement to a non-affiliate. Upon conversion of any Notes to Company’s Common Stock, the Borrower is required to return a corresponding number of Borrrowed Shares to the Company. Additionally, the shares loaned under the agreement are to be returned to the Company upon repayment of the Notes in full. As described earlier, the Company is not in the business of loaning its shares and does not have any alternate use for the loaned shares. The Company assessed the fair value under a market based and a cost based approach. Because there are no active markets for identical products, the Company looked to share lending fees charged in similar arrangements where share lending agreements were executed in conjunction with Notes. There were no significant costs incurred by the Company to loan the shares and their current replacement cost would be insignificant.

Based upon this analysis, the Company concluded that the fair value of the Share Lending Agreement was immaterial.

•      Please tell us how you considered paragraph 5 of EITF 00-27 and EITF 00-19 in accounting for the share lending agreement. Also, tell us whether there are any events outside your control that can allow the counterparty to deliver cash versus shares and whether the agreement requires the posting of collateral.

Paragraph 5 of EITF 00-27 indicates that the in determining whether an instrument includes a beneficial conversion option, the issuer should calculate the intrinsic value of conversion option using the effective conversion price based on the proceeds received for or allocates to the convertible instrument. The proceeds received in a financing transaction that includes a convertible instrument should be allocated first to the convertible instrument and any other detachable instruments included in the exchange on a relative fair value basis. Then, the EITF 98-5 model should be applied to the amount allocated to the convertible instrument and an effective conversion price should be calculated and used to measure the intrinsic value, if any, of the embedded conversion option.

As mentioned earlier, the Company determined that the fair value of the Share Lending Agreement was deemed to be immaterial. Additionally, the base conversion rate does not change until the stock price of the Company’s common stock rises above $6.02. Even though the fair value of the Company’s stock was lower than $6.02 at the commitment date, the number of shares into which the Notes are convertible into is the same. The Company determined that because there is no intrinsic value to the holder, there is no allocation of proceeds or a corresponding discount recorded on the convertible notes.

The Company considered the provisions of EITF 00-19 in evaluating the share lending agreement. As discussed in detail earlier, under Comment 2, the Company concluded that the Share Lending Agreement met the provisions of EITF 00-19 to be classified as equity.

The Borrower is required to return the Borrowed Shares to the Company. The Borrower may only deliver cash instead of shares if there is a legal obstacle that cannot be removed or cured within a reasonable period of time. The Company believes that the occurrence of a legal obstacle that is incurable is unlikely. The cash settlement feature is designed to provide a contractual remedy for the Company.

There is no requirement within the Share Lending Agreement for the Borrower to post collateral to secure its obligations to return the Borrowed Shares.

*             *              *

The Company acknowledges that:

•      the Company is responsible for the adequacy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 357-9670, or in my absence, Bridget Hoffman at (513) 357-9363, with any questions you may have.

Sincerely yours,

/s/ Gerald S. Greenberg